UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YATERRA VENTURES CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

985095 108
(CUSIP Number)

Jarrett F. Bousquet
554 Chararral Drive S.E.
Calgary, AB T2X 3V9
Canada
(360) 927-6952
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985095 108

1.	Names of Reporting Persons: Jarrett F. Bousquet
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	900,000 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	900,000 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 900,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 55.2%*

* Based on 1,630,000 issued and outstanding shares of Yaterra Ventures Corp. as at January 13, 2009.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 985095 108

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Yaterra Ventures Corp., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 240 Martin Street, #3 Blaine, WA 98230.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Jarrett F. Bousquet (the “Reporting Person”).

(b)	Residence or Business Address:

The residential address of the Reporting Person is 554 Chararral Drive S.E., Calgary, AB T2X 3V9, Canada.

(c)	Present Principal Occupation and Employment:

The Reporting Person is the President, Secretary, Treasurer and a director of the Company. The Reporting Person has served in those capacities since the Company’s inception on November 20, 2006. The principal executive offices of the Company are located at 240 Martin Street, #3 Blaine, WA 98230. Mr. Bousquet is also employed as a player agent for Titan Sports Management Inc.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

CUSIP No. 985095 108

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 22, 2007, the Reporting Person acquired 9,000,000 pre-reverse split Company Shares of the Company at a price of $0.001 per share for total proceeds of $9,000. The Reporting Person paid for these shares out of his personal funds. As a result of a 1-for-10 reverse split completed on August 12, 2008, Mr. Bousquet now holds 900,000 Company Shares.

ITEM 4. PURPOSE OF TRANSACTION.

The purchase of the Company Shares by the Reporting Person was an initial investment as the founding shareholder of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of January 13, 2009, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	900,000	55.2%

(1)	As of January 13, 2009, there were 1,630,000 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 985095 108

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2009
Date

/s/ Jarrett F. Bousquet
Signature

Jarrett F. Bousquet
President, Secretary, Treasurer, and Director
Name/Title